SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

The Howard Hughes Corporation
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

44267D107
(CUSIP Number)

Cai Zhiwei
China Investment Corporation, Stable Investment Corporation, Best Investment Corporation
New Poly Plaza
No.1 Chaoyangmen Beidajie
Beijing 100010, P.R. China
Facsimile: +86 (10) 64086282

Copy to:

Lee Parks, Esq.
Fried, Frank, Harris, Shriver, & Jacobson LLP
One New York Plaza
New York, NY 10004−1980
(212) 859−8000

February 25, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS China Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,385*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,385*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,296,385*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock.  See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stable Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,385*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,385*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,296,385*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Best Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,385*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,385*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,296,385*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%*
14	TYPE OF REPORTING PERSON CO

* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of these shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”), amended on November 14, 2012 (“Amendment No. 1”), December 21, 2012 (“Amendment No. 2”), January 23, 2013 (“Amendment No. 3”) and February 13, 2013 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment 3 and Amendment No. 5, the “Schedule 13D”).  This Amendment No. 5 relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Company”).

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on February 25, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 39,498,912 shares of Common Stock outstanding, which includes the 37,973,640 shares of Common Stock reported as outstanding as of November 5, 2012 by the Company in its Form 10-Q filed with the Securities and Exchange Commission on November 9, 2012 plus the 1,525,272 shares of Common Stock issued to the Investment Vehicles pursuant to the terms of the Warrant Purchase Agreement as set forth in Item 4 in Amendment No. 1.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH HHC	747,393	1.89%
BRH II	512,876	1.30%
BRH III	588,294	1.49%
BRH IV-A	68,021	0.17%
BRH IV-B (1)	135,762	0.34%
BRH IV-C (1)	45,486	0.12%
BRH IV-D	45,486	0.12%
BRH V	153,067	0.39%
Total:	2,296,385	5.8%

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

The Reporting Person has no sole voting or investment power with respect to any shares of Common Stock.

By virtue of (i) the ability of Stable and Best under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III, which owns more than 14% of the aggregate ownership interests held by all Tier One Parallel Investment Vehicles, to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Stable and Best may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles with the Other Filers (as defined below). By virtue of CIC being the parent of CIC International, which is the parent of both Stable and Best, CIC may be deemed to share beneficial ownership of the Common Stock held by each of the Investment Vehicles. Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” with the Investment Vehicles and Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP, Brookfield Private Funds Holdings Inc., Brookfield US Holdings Inc., Brookfield US Corporation, and Future Fund Board of Guardians (collectively, the “Other Filers”) with respect to the shares of Common Stock held by the Investment Vehicles as well as any other shares of Common Stock beneficially owned by such Other Filers. None of the Investment Vehicles or the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of the shares reported herein as well as any other shares of Common Stock beneficially owned by the Other Filers.

(c) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 4 other than the transactions set forth below:

Date	Investment Vehicle	Number of Shares Sold	Weighted Average Sale Price
2/12/131	BRH HHC	33,198	$72.5521
	BRH II	22,781	$72.5521
	BRH III	26,131	$72.5521
	BRH IV-A	3,021	$72.5521
	BRH IV-B (1)	6,030	$72.5521
	BRH IV-C (1)	2,020	$72.5521
	BRH IV-D	2,020	$72.5521
	BRH V	6,799	$72.5521
2/14/132	BRH HHC	32,579	$78.4922
	BRH II	22,356	$78.4922
	BRH III	25,644	$78.4922
	BRH IV-A	2,965	$78.4922
	BRH IV-B (1)	5,918	$78.4922
	BRH IV-C (1)	1,983	$78.4922
	BRH IV-D	1,983	$78.4922
	BRH V	6,672	$78.4922
2/15/133	BRH HHC	8,138	$78.3281
	BRH II	5,583	$78.3281
	BRH III	6,405	$78.3281
	BRH IV-A	740	$78.3281
	BRH IV-B (1)	1,478	$78.3281
	BRH IV-C (1)	495	$78.3281
	BRH IV-D	495	$78.3281
	BRH V	1,666	$78.3281
2/19/134	BRH HHC	10,456	$78.9898
	BRH II	7,174	$78.9898
	BRH III	8,229	$78.9898
	BRH IV-A	951	$78.9898
	BRH IV-B (1)	1,899	$78.9898
	BRH IV-C (1)	636	$78.9898
	BRH IV-D	636	$78.9898
	BRH V	2,141	$78.9898
2/20/135	BRH HHC	2,685	$78.2830
	BRH II	1,842	$78.2830
	BRH III	2,113	$78.2830
	BRH IV-A	244	$78.2830
	BRH IV-B (1)	488	$78.2830
	BRH IV-C (1)	163	$78.2830
	BRH IV-D	163	$78.2830
	BRH V	550	$78.2830
2/22/136	BRH HHC	41,249	$76.5132
	BRH II	28,304	$76.5132
	BRH III	32,467	$76.5132
	BRH IV-A	3,754	$76.5132
	BRH IV-B (1)	7,492	$76.5132
	BRH IV-C (1)	2,510	$76.5132
	BRH IV-D	2,510	$76.5132
	BRH V	8,447	$76.5132
2/25/137	BRH HHC	8,138	$77.1396
	BRH II	5,583	$77.1396
	BRH III	6,405	$77.1396
	BRH IV-A	740	$77.1396
	BRH IV-B (1)	1,478	$77.1396
	BRH IV-C (1)	495	$77.1396
	BRH IV-D	495	$77.1396
	BRH V	1,666	$77.1396

(1) The shares of Common Stock are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock held directly by Brookfield US Retail Holdings LLC.

_____________________________

1 On this date, shares were sold at a range of $72.50 to $72.77 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

2 On this date, shares were sold at a range of $78.40 to $78.87 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

3 On this date, shares were sold at a range of $78.11 to $78.69 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

4 On this date, shares were sold at a range of $78.74 to $79.44 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

5 On this date, shares were sold at a range of $78.00 to $78.90 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

6 On this date, shares were sold at a range of $76.50 to $77.00 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

7 On this date, shares were sold at a range of $76.81 to $77.63 per share.  The Reporting Persons shall undertake to provide upon request by the staff full information regarding the number of shares purchased or sold at each separate price.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2013	CHINA INVESTMENT CORPORATION

	By:	/s/ Lou Jiwei
Name: Lou Jiwei
Title: Chairman and Chief Executive Officer

Dated: February 27, 2013	STABLE INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director

Dated: February 27, 2013	BEST INVESTMENT CORPORATION

	By:	/s/ Li Keping
Name: Li Keping
Title: Executive Director